SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939

A PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

Shareholders of BRASKEM S.A. are hereby called to attend the Extraordinary General Meeting that will be held at the Company’s principal place of business located at Rua Eteno, no 1.561, Pólo Petroquímico, in the City of Camaçari, State of Bahia, on August 4, 2015, at 10:30 a.m., in order to resolve the replacement of members and nomination of the President of the Board of Directors.

Camaçari/BA, July 17, 2015.

Patrick Horbach Fairon

Vice-President of the Board of Directors

General Information:

1.  The documents related to the matters included in the Agenda, as well as other relevant information to exercise voting rights at the Meeting, were made available to the Company’s shareholders, in the manner set forth in CVM Ruling No. 481/09, and may be accessed through CVM website (www.cvm.gov.br), BM&FBOVESPA website (www.bmfbovespa.com.br), or the Company website (www.braskem.com.br/ri).

2. In order to expedite the works of the Meeting, the Company’s Management requests the shareholders to deliver at the Company, within 72 hours prior to the date scheduled for the Meeting, the following documents: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of said shares within 8 days prior to the date scheduled for the Meeting; (ii) a power of attorney, duly regularized pursuant to law, in the event of representation of the shareholder, with certification of the principal's signature; and/or (iii) as regards the shareholders taking part of the fungible custody of registered shares, a statement of the respective ownership interest, issued by the competent body. The shareholder or the legal representative thereof shall attend the Meeting in possession of the proper identity documents.

3. Based on the Health, Security and Environment (HSSE) Standards in force at the Company’s principal place of business, which set forth the guidelines for control of access and movement of people and vehicles in the indoor and outdoor areas of the principal place of business, we kindly request the shareholders, and also their legal representatives called herein, to arrive at least 30 minutes before the time such Meeting is scheduled to start, in order to ensure observance of the procedures of training on the basic HSSE instructions in force at the Company, which are available for consultation at its principal place of business.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.